

SECU[illegible] 15026313 [illegible]SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49005

8-53731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Laidlaw & Company (UK) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 5th Ave, 23rd Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Oseas Zuluaga 212-697-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OB 5/22/15

OATH OR AFFIRMATION

I, John Coolong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laidlaw & Company (UK) Ltd., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Coolong
Signature

CFO
Title

Notary Public

DILCIA J. VELASQUEZ
Notary Public, State of New York
Suffolk County No. 01VE6250238
Commission Expires: 10/24/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAIDLAW & COMPANY (UK) LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17a-5 UNDER THE SECURITIES AND EXCHNAGE ACT OF 1934

DECEMBER 31, 2014

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Laidlaw & Company (UK) Ltd.
New York, New York

We have audited the accompanying financial statements of Laidlaw & Company (UK) Ltd. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Laidlaw & Company (UK) Ltd.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Laidlaw & Company (UK) Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

The Computation of Net Capital under Rule 15c-3-1 of the Securities and Exchange Commission (Schedule I) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Laidlaw & Company (UK) Ltd.'s financial statements. The supplemental information is the responsibility of Laidlaw & Company (UK) Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 27, 2015

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 3,201,076
Due from broker	1,266,614
Securities owned	134,208
Due from Affiliates	1,468,346
Property and equipment, net	727,225
Other assets	351,898
	$ 7,149,367

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 2,601,150
Income taxes payable	441,000
Due to Affiliates	104,563
	3,146,713

Stockholder's equity

Common stock, $1.64 par value; 687,241 ordinary shares authorized and outstanding	999,455
Paid-in capital	1,949,776
Retained earnings	1,053,423
	4,002,654
	$ 7,149,367

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commissions	$ 28,047,803
Investment banking and fee income	18,545,512
Other income	4,076,255
	50,669,570
EXPENSES	
Commissions Expenses	33,309,687
Salaries and payroll costs	6,956,914
Operating expenses	6,266,359
Occupancy costs	2,338,972
Clearing Fees and Registrations	920,910
	49,792,842
INCOME BEFORE INCOME TAXES	876,728
INCOME TAXES	436,701
NET INCOME	$ 440,027

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities	
Net income	$ 440,027
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	183,484
Foreign Exchange Adjustment	(20,242)
Changes in assets and liabilities:	
Due from broker	(546,060)
Due from affiliates	284,938
Other assets	323,688
Securities owned	(87,088)
Income taxes payable	(98,000)
Accounts payable and accrued expenses	24,622
Due to affiliates	78,547
Total adjustments	143,889
Net cash provided by operating activities	583,916
Cash flows from investing activities	
Cash payments for the purchase of property and equipment	(287,826)
Net cash used in investing activities	(287,826)
NET CHANGE IN CASH	296,090
CASH - BEGINNING	2,904,986
CASH - END	$ 3,201,076

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income taxes	$ 477,661

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 999,455	$ 1,949,776	$ 633,638	$ 3,582,869
Foreign Exchange	-	-	(20,242)	(20,242)
Net income	-	-	440,027	440,027
Balance - end	$ 999,455	$ 1,949,776	$ 1,053,423	$ 4,002,654

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Laidlaw & Company (UK) Ltd. (the "Company") is organized to be active in various aspects of the securities industry. The Company is incorporated in the United Kingdom as a Private Limited company. The Company has offices in London (United Kingdom), New York, Florida, Connecticut, and California and its customers are located throughout the United States and the United Kingdom.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c33 of the Securities Exchange Act of 1934. During 2014 the Companies revenues were mostly derived from generating commissions from retail customers and generating investment banking fees and underwritings. The company is registered as a securities broker dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2014.

2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Basis of Presentation

The company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Revenue Recognition

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Securities owned are recorded at current market value.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. There are no material differences between currently payable income taxes and deferred income taxes.

The company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United Kingdom and the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Foreign Currency Translations

Assets, Liabilities, and Income Statement items denominated in foreign currencies (British Pounds Sterling) are translated at month-end rates of exchange

Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Sterne, Agee & Leach, Inc. ("Sterne, Agee"), located in Birmingham, Alabama. The Company's clearing and execution agreement provides that Sterne, Agee's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Sterne, Agee records customer transactions on a settlement date basis, which is generally three business days after the trade date. Stern, Agee is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Sterne, Agee may have to purchase or sell the underlying financial

instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Sterne, Agee is charged back to the Company.

The Company, in conjunction with Sterne, Agee, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Sterne, Agee establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

3. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Equity securities: Securities traded on a registered U.S securities exchange are valued based on the last sale price of the security reported on the principle exchange on which it is traded, prior to the time when the Company's assets are valued. In the absence of a sale, the security is valued at the last sale price on the prior trading day, if it is within the spread of the current day's closing "bid" and the "asked" prices, and if not, at the current day's closing bid price. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy. Securities that are traded in inactive markets are categorized in level 2 of the fair value hierarchy.

Equity Securities in the amount of $47,120 were transferred to level 1 from level 2 based on management's assessment of the security's activity in 2014.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets				
Equity Securities-Healthcare	$ 134,208	$ -	$ -	$ 134,208

4. RELATED PARTIES

Due from Affiliates includes amounts due from Laidlaw Holdings Ltd. of $1,443,346 and Laidlaw Asset Management, LLC of $25,000. Other assets include advances to employees of $95,000. Due to Affiliates include $104,563 due to Laidlaw & Company International Ltd. All amounts are non-interest bearing and due on demand.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2014:

Leasehold improvement	$ 916,369
Computer equipment	601,342
Furniture and fixtures	644,564
	2,162,275
Less: accumulated depreciation and amortization	(1,435,050)
	$ 727,225

Depreciation and amortization expense was approximately $183,484 for the year ended December 31, 2014.

6. INCOME TAXES

Income tax consists of the following:

Federal	$ 237,410
State and local	199,291
	$ 436,701

7. RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its eligible employees in the United States. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. There were no Company contributions to the plan during the year ended December 31, 2014.

8. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and certain equipment under various non-cancellable operating leases. The leases expire through December 31, 2019 and the leases call for monthly payments and specified escalations on the office leases. Rent expense for the year ended December 31, 2013 was approximately $2,339,000.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2014 are as follows:

Year ending December 31	
2015	$ 1,888,000
2016	1,943,000
2017	1,905,000
2018	1,239,000
2019 and thereafter	373,000
	$ 7,348,000

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

Regulatory

On February 18, 2015 the Company received the examination report notification from the Financial Industry Regulatory Authority (FINRA). In the report they state "the Firm failed to transmit customer funds within the time period required under the Firm's (k)(2)(ii) exemption. Specifically, the firm deposited four checks totaling $51,565 two business days after having received the checks at the Wall St. branch office on March 31, 2014". The company is in the process of responding to this report, the outcome cannot be determined at this time.

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Sterne, Agee. Sterne, Agee carries all of the accounts of such customers and maintains and preserves such books and records.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $1,432,567 which was $1,222,786 in excess of its required net capital of $209,781. The Company had a percentage of aggregate indebtedness to net capital of 220% as of December 31, 2014.

11. SUBSEQUENT EVENTS

The Company has evaluated events or transactions that have occurred after December 31, 2014 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

LAIDLAW & COMPANY (UK) LTD. Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL	
Stockholder's equity	$ 4,002,654
Deductions and/or charges:	
Non-allowable assets	2,548,956
Net capital before undue concentration and haircuts on securities positions	1,453,698
Haircuts on securities	21,131
NET CAPITAL	$ 1,432,567
AGGREGATE INDEBTEDNESS	$ 3,146,713
MINIMUM NET CAPITAL REQUIRED (6 2/3 % OF AGGREGATE INDEBTEDNESS)	$ 209,781
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 1,222,786
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	220%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of Rule 17A-5.

There are no material differences with respect to the computation of net capital calculated above and the companies computation included in Part IIA of the amended form X-17A-5 as of December 31, 2014.

See independent auditor's report

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Laidlaw & Company (UK) Ltd.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Laidlaw & Company (UK) Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Laidlaw & Company (UK) Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"), and (2) Laidlaw & Company (UK) Ltd. stated that Laidlaw & Company (UK) Ltd. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Laidlaw & Company (UK) Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Laidlaw & Company (UK) Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 27, 2015

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065



Laidlaw & Company (UK) Ltd.

Investment Banking
Wealth Management
Advisory Services

Member FINRA, SIPC

Exemption Report

To the best of our knowledge and belief,

(1) Laidlaw & Company (UK) LTD is exempt under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3;

(2) Laidlaw & Company (UK) LTD met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year with the following exception:

On February 18, 2015 the Company received the examination report notification from the Financial Industry Regulatory Authority (FINRA). In the report they state "the Firm failed to transmit customer funds within the time period required under the Firm's (k)(2)(ii) exemption. Specifically, the firm deposited four checks totaling $51,565 two business days after having received the checks at the Wall St. branch office on March 31, 2014." The Company is in the process of responding to this report, the outcome cannot be determined at this time.

John Coolong
Chief Financial Officer

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members
Laidlaw & Company (UK) Ltd.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Laidlaw & Company (UK) Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Laidlaw & Company (UK) Ltd.'s compliance with the applicable instructions of Form SIPC-7. Laidlaw & Company (UK) Ltd.'s management is responsible for Laidlaw & Company (UK) Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 125,963

B. Less payment made with SIPC-6 filed (exclude interest) (66,784)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 59,179

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 59,179

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAIDLAW & COMPANY (UK) LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11 day of FEBRUARY, 20 15.

EXECUTIVE VP FINANCE - FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1-2019 and ending 12-31-2019

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030)		$ 51,060,104
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		134,688
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		18,688
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 521,456	
Enter the greater of line (i) or (ii)		521,456
Total deductions		674,832
2d. SIPC Net Operating Revenues		50,385,272